UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Zenvia Inc.

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G9889V101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9889V101

1	NAMES OF REPORTING PERSONS Bobsin LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,578,220
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,578,220
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,578,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G9889V101

1	NAMES OF REPORTING PERSONS Cassio Bobsin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,578,220
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,578,220
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,578,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	(a). Name of Issuer

  Zenvia Inc. (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Office

  Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

  São Paulo, São Paulo, 01310-300

  Brazil

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	Bobsin LLC

  c/o Corporation Service Company

  251 Little Falls Drive

  Wilmington, DE 19808

  Citizenship: Delaware

(ii)	Cassio Bobsin

  Avenida Paulista, 2300, 18th Floor

  São Paulo, São Paulo, 01310-300

  Brazil

Citizenship: Brazil

Item 2(d).	Title of Class of Securities

Class A common shares, par value $0.00005 per share (the “Class A Common Shares”)

Item 2(e).	CUSIP Number

G9889V101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Bobsin LLC directly holds 9,578,220 Class B common shares of the Issuer convertible at any time at the option of the holder and automatically upon transfer, subject to certain exceptions, into 9,578,220 Class A Common Shares, representing approximately 35.2% of the outstanding Class A Common Shares calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”). Cassio Bobsin is the sole member of Bobsin LLC.

Each Class A Common Share is entitled to one vote, and each Class B common share is entitled to ten votes.

(b)	Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Class A Common Shares listed on such Reporting Person’s cover page.

(c)	Number of Shares as to which the Reporting Person has:

    (i) Sole power to vote or to direct the vote:

See each cover page hereof.

    (ii) Shared power to vote or to direct the vote:

See each cover page hereof.

    (iii) Sole power to dispose or to direct the disposition of:

See each cover page hereof.

    (iv) Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

BOBSIN LLC

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Sole Member

CASSIO BOBSIN

/s/ Cassio Bobsin

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated February 11, 2022 (filed herewith).